VICEROY EXPLORATION LTD.
Suite 520 – 700 West Pender Street
Vancouver, B.C. V6C 1G8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the "Meeting") of the shareholders of VICEROY EXPLORATION LTD. (the "Company") will be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, on Friday, April 28, 2006 at 2:00 p.m., local time, for the following purposes:

1.

To receive and consider the report of the directors to the shareholders and the financial statements of the Company for the fiscal year ended December 31, 2005, together with the auditors' report thereon;

2.	To appoint auditors of the Company for the ensuing year;

3.	To elect directors of the Company for the ensuing year;

4.

To consider and, if thought fit, to pass an ordinary resolution ratifying and approving a Shareholder Rights Plan (described in the attached Information Circular under the heading “Other Matters to be Acted Upon - Shareholder Rights Plan”); and

5.	To transact such other business as may properly come before the Meeting.

DATED at Vancouver, British Columbia, March 21, 2006.

BY ORDER OF THE BOARD

"Patrick G. Downey"

Patrick G. Downey
President & C.E.O.

A copy of the Shareholder Rights Plan will be available for inspection by the shareholders of the Company at Suite 520 – 700 West Pender Street, Vancouver, B.C. V6C 1G8 during usual business hours up to the date of meeting.

Accompanying this Notice are an Information Circular and Proxy, together with an Annual Report to the shareholders containing the financial statements for the financial year ended December 31, 2005 with the Auditors’ report thereon.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or such other intermediary.

VICEROY EXPLORATION LTD.
Suite 520 – 700 West Pender Street
Vancouver, B.C. V6C 1G8

INFORMATION CIRCULAR

(As at March 21, 2006, unless otherwise noted, and in Canadian dollars except as indicated)

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Viceroy Exploration Ltd. (the “Company”) for use at the annual general and special meeting to be held on April 28, 2006 and any adjournments thereof (the “Meeting”). Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The solicitation will be conducted primarily by mail but may be supplemented by telephone or other personal contact to be made by officers and employees of the Company without special compensation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are directors or officers of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than the Management Proxyholders, to represent them at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this information circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Intermediary (see “Non-Registered Holders” below) acting on behalf, of a shareholder, or by the shareholder or his/her attorney authorized in writing. In case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Policy 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, the Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wished to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Issuer consists of an unlimited number of first preferred shares without par value; an unlimited number of second preferred shares without par value; and an unlimited number of common shares without par value. As at March 14, 2006 (the “record date”), 52,641,234 common shares, no first preferred shares and no second preferred shares were issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on March 14, 2006 will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying 10% or more of the voting rights attached to all shares of the Company, other than Goodman and Company, Investment Counsel Ltd. (“G&C”) of Toronto, Ontario. G&C holds, as at February 28, 2006, 10,469,570 shares of the Company representing 19.92% . The beneficial owners of G&C are unknown to the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Company has the following committees: compensation, corporate governance and nominating, audit, take-over response and environmental and safety, members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees as at March 21, 2006, is as follows:

Name, Province or State and Country of residence and position	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous service as a director	Number of common shares beneficially owned or, directly or indirectly controlled
W. David Black (1) (2) (3)(4) Vancouver, British Columbia, Canada Director	Retired; Partner, DuMoulin Black, LLP, from 1968 to December 2003.	Since March 2003	196,320 common shares and options to acquire 275,000 common shares
Richard M. Colterjohn (1)(2)(4) Toronto, Ontario, Canada Director	Managing Partner, Glencoban
Capital Management Inc., October
2003 to present; President and CEO,
Centenario Copper Corporation,
March 2004 to present; Senior
officer in corporate finance
department, UBS Bunting Warburg
Inc., April 1992 to April 2002, and
Director of UBS Bunting Warburg
Inc., April 1997 to April 2002. Also
a director of Cumberland Resources
	Ltd.	Since October 2004	47,500 common shares, options to acquire 75,000 common shares and warrants to acquire 73,750 common shares.
Eric Cunningham (3)(5) Toronto, Ontario, Canada Director	Mining Consultant	Since December 2003	72,040 common shares and options to acquire 175,000 common shares
Patrick G. Downey (5) North Vancouver, British Columbia, Canada President, CEO & Director	President and CEO of the Company; Professional Engineer and Principal of P. Downey & Associates; President and Director of Oliver Gold Corporation, November 1997	Since December 2003	608,826 common shares and options to acquire 390,000 common shares

Name, Province or State and Country of residence and position	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous service as a director	Number of common shares beneficially owned or, directly or indirectly controlled to February 2002; Director of Canico Resource Corporation, February 2002 to February 2003; President & CEO, Consolidated Trillion Resources Ltd., January 1999 to December 2003.
Michael H. Halvorson (2)(3)(4)(5) Edmonton, Alberta, Canada Director	President of Halcorp Capital Ltd., a private investment and consulting company, since 1980.	Since March 2003	415,286 common shares and options to acquire 175,000 common shares
Robert V. Matthews (1)(2)(4) North Vancouver, British Columbia, Canada Director	President, Sheppards Building Materials Inc.	Since March 2003	274,000 common shares and options to acquire 75,000 common shares
Ronald K. Netolitzky (5) Victoria, British Columbia, Canada Chairman & Director	Chairman since April 2003; past
President March 2003 to December
2003; Chairman of Consolidated
Trillion Resources Ltd. from
January 1999 to December 2003;
Consulting Geologist, Keewatin
Consultants, a division of Chintz &
	Co., 49.6% held by Mr. Netolitzky .	Since March 2003	1,304,587 common shares and options to acquire 250,000 common shares

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the corporate governance and nominating committee.
(4)	Member of the take-over response committee.
(5)	Member of environmental and safety committee.

No proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2005 and the other three most highly compensated executive officers of the Company as at December 31, 2005 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers” or “NEOs”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year ended Dec 31st(1)	Salary(2) ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen- sation ($)(6)
Patrick G. Downey President & CEO (3)	2005	180,000	Nil	Nil	150,000	Nil	Nil	Nil
	2004	150,000	25,000	Nil	Nil	Nil	Nil	Nil
	2003	12,500	Nil	Nil	400,000	Nil	Nil	Nil
Ronald K. Netolitzky Chairman (Past President & CEO) (4)	2005	110,000	Nil	Nil	150,000	Nil	Nil	Nil
	2004	95,000	17,000	Nil	Nil	Nil	Nil	Nil
	2003	45,000	Nil	Nil	400,000	Nil	Nil	Nil
John P. Fairchild CFO (5)	2005	145,092	Nil	Nil	75,000	Nil	Nil	Nil
	2004	102,027	10,000	Nil	150,000	Nil	Nil	Nil
	2003	-	-	-	-	-	-	-

(1)	The Company was incorporated on March 31, 2003.
(2)	Includes consulting fees paid to the Named Executive Officers.
(3)

Mr. Downey was appointed December 2003. His remuneration commenced December 2003 at $150,000 per annum and increased in January 2005 to $180,000 per annum and was paid to Patrick Downey & Associates, a company controlled by Mr. Downey. In June 2005, agreements were reached whereby Mr. Downey received remuneration of $100,000 per annum directly and Patrick Downey & Associates Ltd. received $80,000 per annum for engineering contract services. In March 2006, these agreements were amended whereby the amounts increased to $140,000 and $100,000 respectively, retroactive to January 1, 2006.

(4)

Previous President & C.E.O. of the Company from April to December 2003. Mr. Netolitzky’s remuneration, which commenced in July 2003 at $90,000 per annum and increased in October 2004 to $110,000 per annum, is paid to Keewatin Consultants, a division of Chintz & Co., 49.6% held by Mr. Netolitzky.

(5)	Appointed April 2004 with remuneration of $568 per day which was amended to $600 per day effective June 1, 2005.
(6)	In the event of a change of control of the Company, Messrs. Downey and Netolitzky are entitled to receive buyouts of 24 months and Mr. Fairchild of 365 days of their then existing remuneration.

Long Term Incentive Plans (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company’s Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Patrick G. Downey President & CEO	50,000 100,000	3.4 6.8	3.55 2.46	3.55 2.46	Nov. 16/10 Jan. 31/10
Ronald K. Netolitzky Chairman (Past President & CEO)	50,000 100,000	3.4 6.8	3.55 2.46	3.55 2.46	Nov. 16/10 Jan. 31/10
John P. Fairchild Chief Financial Officer	25,000 50,000	1.7 2.4	3.55 2.46	3.55 2.46	Nov. 16/10 Jan 31/10

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercise of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value(2) of Unexercised in-the-Money Options at Financial Year End ($) Exercisable/ Unexercisable
Patrick G. Downey President & CEO	50,000	61,500	500,000/0	1,689,000/0
Ronald K. Netolitzky Chairman (Past President & CEO)	200,000	342,000	250,000/0	726,500/0
John P. Fairchild Chief Financial Officer	-	-	225,000/0	745,250/0

(1)	Based on the difference between the market value of the securities underlying the options on the exercise date and the exercise price of the options.
(2)	Based on the difference between the option exercise price and the closing market price of the Company’s shares as at December 31, 2005 ($5.10).

Option Re-Pricings

There was no re-pricing of stock options under the Company’s stock option plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control except:

1.

Pursuant to agreements effective June 1, 2005 and amended March 1, 2006, Mr. Downey and Patrick Downey & Associates Ltd. are entitled to receive buyouts equivalent to 24 months of compensation thereunder.

2.

Pursuant to an agreement effective June 1, 2005, Keewatin Consultants, a division of Chintz & Co., of which Mr. Netolitzky is a 49.6% holder, is entitled to receive 24 months of compensation thereunder.

3.	Pursuant to an agreement dated November 9, 2005, Mr. Fairchild is entitled to receive a sum equal to 365 days at his then existing per diem rate.

See “Summary Compensation Table” for additional information.

Composition of the Compensation Committee

During the most recently completed financial year, the Compensation Committee was composed of Michael H. Halvorson (Chairman), W. David Black, Robert Matthews, and Richard Colterjohn, who are all independent directors.

Report on Executive Compensation

The compensation of the Company’s executive officers and the recommendations with respect to the Company’s Stock Option and Share Compensation Plan (the “Plan”) are determined by the Compensation Committee. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration.

In order to attract and retain key personnel, the Company employs a combination of base compensation and equity participation through the Plan. In establishing levels of remuneration and in granting stock options and bonuses, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

The Company’s Plan is administered by the Compensation Committee. The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

Base Compensation

In the Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.

Equity Participation

Encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of the Company’s shareholders. Equity participation is accomplished through the Company’s Plan.

Performance Bonuses and Company Performance

Performance bonuses awarded for 2005 were based primarily on assessing elements such as:

  Company performance:

  share performance;

  accomplishment, dedication and effort.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Company’s executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO’s compensation, the Compensation Committee reviews salaries paid to other executive officers in the Company, salaries paid to other CEO’s in the industry and the CEO’s contribution to the affairs of the Company and makes recommendations to the Board.

See “Executive Compensation - Summary Compensation Table” for more information on remuneration of Named Executive Officers.

The foregoing Report on Executive Compensation was prepared under the supervision of the current Compensation Committee of the Company.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Small Cap Total Return Index, including dividend reinvestment, for the period from November 14, 2003 (the Company’s listing date on the TSX-V) to December 31, 2005. The Company was listed on the Toronto Stock Exchange (“TSX”) on May 2, 2005.

	Symbol	November 14, 2003	December 31, 2003	December 31, 2004	December 31, 2005
Viceroy Exploration Ltd.	■	100.00	131.43	238.10	485.71
S&P/TSX Small Cap Total Return Index	▲	100.00	105.22	112.05	123.94

Compensation of Directors

During 2005, the Directors did not receive any compensation for their services in their capacity as directors. Effective January 1, 2006, the independent directors of the Company are receiving $2,000 per month for their services in their capacity as directors. All directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Compensation of non-independent directors, Patrick Downey and Ronald Netolitzky, is disclosed herein under the heading “Summary Compensation Table”.

The Company has a formalized Plan for the granting of incentive stock options and bonus shares to directors, officers, employees and service providers. Directors are not eligible for bonus shares. The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating such persons and to closely align their personal interests to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year- End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year (1)	Exercise or Base Price(2) ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
W. David Black Director	25,000 50,000	1.7 2.4	3.55 2.46	3.55 2.46	Nov. 16/05 Jan. 31/05	Nov. 16/10 Jan. 31/10
Richard Colterjohn Director	25,000 50,000	1.7 2.4	3.55 2.46	3.55 2.46	Nov. 16/05 Jan. 31/05	Nov. 16/10 Jan. 31/10
Eric Cunningham Director	25,000 50,000	1.7 2.4	3.55 2.46	3.55 2.46	Nov. 16/05 Jan. 31/05	Nov. 16/10 Jan. 31/10
Michael Halvorson Director	25,000 50,000	1.7 2.4	3.55 2.46	3.55 2.46	Nov. 16/05 Jan. 31/05	Nov. 16/10 Jan. 31/10
Robert Matthews Director	25,000 50,000	1.7 2.4	3.55 2.46	3.55 2.46	Nov. 16/05 Jan. 31/05	Nov. 16/10 Jan. 31/10

(1)	Based on a total of 1,467,000 stock options granted during the period.
(2)

The exercise price of stock options is determined by the Board of Directors in accordance with the Plan. The exercise price shall be no less than the Market Price as defined in the Plan. Market price means the market price as defined in the TSX Manual which currently means the volume weighted average trading price for the five trading days immediately preceding the grant date.

The following stock options were outstanding to all directors of the Company at the most recently completed financial year:

Date Granted	Number of Shares Under Option	Exercise Price Per Share	Expiry Date
September 12, 2003	100,000	$0.50	September 12, 2008
December 3, 2003	650,000	$1.25	December 3, 2008
September 13, 2004	200,000	$1.57	September 13, 2009
October 21, 2004	200,000	$2.25	October 21, 2009
January 31, 2005	450,000	$2.46	January 31, 2010
November 16, 2005	225,000	$3.55	November 16, 2010

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders – Stock Option & Share Compensation Plan (1)	3,470,000	$2.03	703,304 (2)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,470,000	$2.03	703,304

(1)

In 2003 the Company adopted a Stock Option Plan whereby directors may, from time to time, reserve for issuance and issue up to 10% of the then issued and outstanding common shares of the Company pursuant to options granted to directors, officers, employees and consultants of the Company and its subsidiaries. In April, 2005, shareholders approved a new plan, the “Stock Option and Share Compensation Plan” which was consistent with the TSX policies.

(2)	Based on the Company’s issued and outstanding of 42,033,043 common shares at December 31, 2005 and reflects the issuance of 30,000 bonus shares to service providers on December 22, 2005.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness, now nor at any time since the beginning of the most recently completed financial year of the Company, of any director, executive officer, proposed nominee for election as a director or associate of any of them to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except as follows:

During the year ended December 31, 2005, the Company had consulting service arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $145,092, $121,667, $110,000 and $45,000, an aggregate $421,759. These amounts exclude compensation paid or payable beginning the month of June, 2005 in the case of two of the officers for amounts as salaries pursuant to the employment agreements made effective June 1, 2005.

During the year ended December 31, 2005, stock options were granted to certain directors/officers/employees for a total of 1,012,000 common shares having recorded fair value of $1,797,048.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia, is the auditor of the Company.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year with remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors by the shareholders on April 29, 2004, which was the date of the first Annual General Meeting of the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Instrument 58-101 - Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the TSX.

1.	Board of Directors -

a.

The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with their ability to act in the best interests of the Company:

Richard M.Colterjohn, W. David Black, Eric Cunningham, Michael H. Halvorson and Robert V. Matthews.

	b.	Patrick G. Downey, President and CEO, and Ronald K. Netolitzky, Chairman, are members of management and thus are not independent directors.

	c.	The majority of directors are independent.

	d.	Certain directors are presently a director of one or more other reporting issuers, as follows:

W. David Black Maxy Oil & Gas Inc.
Quest Capital Corp.
Southwestern Resources Corp.
Spur Ventures Inc.
Richard M. Colterjohn Cumberland Resources Ltd.
Patrick G. Downey Corex Gold Corporation

Mundoro Mining Inc.
Magnum Uranium Corp.
Michael H. Halvorson Canadian Gold Hunter Corp.
Esperanza Silver Corporation
Gentry Resources Ltd.
NovaGold Resources Inc.
Orezone Resources Inc.
Pediment Exploration Ltd.
Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.)
Strathmore Minerals Corp.
Robert V. Matthews Santoy Resources Ltd.
Ronald K. Netolitzky American Bonanza Gold Corp.
Aurcana Corp.
Brett Resources Inc. (formerly Lucky 7 Exploration Ltd)
Canadian Gold Hunter (formerly International Curator Resources Ltd.)
Eagle Plains Resources Ltd.
Golden Band Resources Inc.
Strongbow Resources Inc. (formerly Big M Resources Ltd, Nickelodeon Minerals Inc.)
Santoy Resources Ltd
Skeena Resources Ltd. (formerly Prolific Resources Ltd.)
Solomon Resources Ltd. (formerly Solomon Gold Corp)

e.

The independent directors propose to hold at least four meetings per year at which members of management are not in attendance. During the preceding 12 months, the independent directors met once without members of management in attendance.

f.

The chair of the Board, Ronald K. Netolitzky, is an executive officer of the Company and therefore not an independent director. During the year, Mr. W. David Black was appointed Lead Director to assist the Company and the Board to function effectively, cohesively and independently of management. The Lead Director will be appointed or confirmed by the Board annually and shall hold office at the pleasure of the Board.

g.	There were 6 meetings of the Board during 2005. Directors’ attendance was as follows:.

Directors	Meetings Attended
W. David Black	5
Richard M. Colterjohn	5
Eric Cunningham	5
Patrick G. Downey	6
Michael H. Halvorson	5
Robert V. Matthews	6
Ronald K. Netolitzky	5

2.	Board Mandate - A copy of the Company’s mandate of the Board is included with this Information Circular as Schedule A.

3.	Position Descriptions

	a.	The Board has developed written position descriptions for the chair and the chair of each Board committee.

	b.	The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4.	Orientation and Continuing Education

	a.	New Directors

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation by:

		i.	Supplying a copy of the Board Policy Manual, which provides a comprehensive introduction to the Board and its committees; and

		ii.	Providing technical reports on the properties of the Company, and as soon as practicable, arranging visits to the property.

	b.	Continuing Education

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors by:

		i	Reviewing the Board Policy Manual at least annually and giving a revised copy to each director; and

ii.

Providing at Board meetings a technical presentation, focusing on the Company’s main property. The question and answer portions of these presentations are a valuable learning resource for the non- technical directors.

5.	Ethical Business Conduct

	a.	The Board has adopted a written Code of Ethics (the “Code”) for its directors, officers, employees and service providers:

		i.	A copy is available to any person without charge, upon request:

		ii.	In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns; and

		iii.	There has never been a material change report filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.

The Board has adopted the Code which is reviewed annually and redistributed. In addition, the Board follows the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

	c.	In addition to the Code, the Board has also implemented a Whistleblower Policy to encourage and promote a culture of ethical business conduct.

6.	Nomination of Directors

	a.	In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

		i.	the appropriate size of the Board, the necessary competencies and skills of the Board as a whole and the competencies and skills of each existing director; and

ii.

the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

	b.	The Board has a Corporate Governance and Nominating Committee composed entirely of independent directors.

c.

The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7.	Compensation

a.

The Compensation Committee recommends to the Board the compensation for the Company's directors and officers by comparing with publicly available information on other reporting issuers that the Company deems to be similarly placed within the market.

b.	The Board has a Compensation Committee composed entirely of independent directors.

c.	The Compensation Committee is responsible for:

	1.	Reviewing the compensation philosophy and guidelines for senior management and making recommendations to the Board for its consideration and approval;

	2.	Reviewing and recommending the compensation of each member of senior management and reporting its broad conclusions to the Board for its consideration and approval;

	3.	With respect to stock options:

a)

Reviewing the President and C.E.O.’s recommendations for and, subject to confirmation by the Board, approving the granting of stock options to senior management and other key employees and consultants of the Company;

		b)	Suggesting and reviewing any amendments which the Committee considers necessary to the employee stock option plan and making recommendations to the Board with respect thereto;

5.

Considering concerning incentive awards, perquisites and remuneration, including severance arrangements, with respect to senior management and making recommendations to the Board for the approval thereof;

	6.	Having such other powers and duties as delegated to it by the Board.

d.	Neither a compensation consultant or advisor have been retained.

8.	Other Board Committees

In addition to the Audit, Compensation and Corporate Governance and Nominating committees, the Board has an Environmental and Safety Committee. The Environmental and Safety Committee will have overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and for sustainable development. Committees of the Board are generally composed of independent directors. However, the Environmental and Safety Committee includes two members of management which was deemed necessary by the Board in order for the Committee to be effective.

In addition, there is a Take-Over Response Committee which is in the process of formalizing its mandate. The responsibilities of this Committee will be to assist the Board in determining the value of the Company, its vulnerability to unsolicited and solicited approaches and the best strategy to prepare and respond to such eventualities and to make recommendations on these matters to the Board.

9.	Assessments

The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors. Each committee conducts an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and the performance of the committee chair, and submits a Committee Annual Report, including recommendations, to the Corporate Governance and Nominating Committee.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Company's Annual Information Form, Audit Committee Information, which is filed on www.sedar.com.

AUDIT COMMITTEE CHARTER

The Company’s audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the Company’s Audit Committee Mandate & Charter is included with this Information Circular as Schedule B.

PARTICULARS OF MATTERS TO BE ACTED UPON

Shareholder Rights Plan

The following is only a summary of certain provisions of the Shareholder Rights Plan and is qualified in its entirety by the provisions of the Shareholder Rights Plan. Defined terms used in this section and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan. A shareholder or other interested party may obtain a copy of the Rights Plan Agreement by contacting the Corporate Secretary of the Company at Suite 520 – 700 West Pender Street, Vancouver, BC, V6C 1G8, or by accessing the Company’s publicly filed documents, including the Rights Plan Agreement, on SEDAR at www.sedar.com.

Effective March 21, 2006, the board of directors of the Company (the “Board”) approved the adoption of a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan has been implemented by way of a shareholder rights plan agreement (the “Rights Plan Agreement”) dated as of March 21, 2006 between the Company and Computershare Investor Services Inc., as rights agent. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to ratify, confirm and approve by means of an ordinary resolution, the Rights Plan Agreement. Approval of the Rights Plan Agreement by the shareholders of the Company is required by the terms of the Rights Plan Agreement and by the TSX.

Recommendation of the Board

The Board has determined that the Rights Plan Agreement continues to be in the best interests of the Company and its shareholders. The Board recommends that shareholders vote for the resolution approving, confirming and ratifying the Rights Plan Agreement and authorizing the issuance of Rights pursuant thereto. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR such resolution.

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders form unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that under the current rules relating to take-over bids and tender offers in Canada there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value. Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days. Accordingly, the directors believe the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders. The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control. By motivating would-be acquirers to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company. The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all shareholders. The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding common shares of the Company. Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders might wish to receive.

Term

Provided the Rights Plan Agreement is confirmed at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2009 unless the term of the Rights Plan Agreement is terminated earlier. The Rights Plan may be extended beyond 2009 by resolution of shareholders at such meeting. If the Rights Plan Agreement is not confirmed at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting.

Issue of Rights

One right (a “Right”) has been issued by the Company pursuant to the Rights Plan Agreement in respect of each Common Share outstanding at 4:00 p.m. (Vancouver time) on March 21, 2006 (the “Record Time”). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Rights Exercise Privilege

The Rights will separate from the common shares to which they are attached and become exercisable at the time (the “Separation Time”) which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).

Any transaction or event in which a person (an “Acquiring Person”), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan Agreement) of 20% or more of the voting shares of the Company is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding common shares as of the Record Time is exempt from the dilutive effects of the Rights Plan.

The issuance of the Rights is not dilutive until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their common shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Record Time. Rights are also attached to common shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

The requirements of a “Permitted Bid” include the following:

(a)	the take-over bid must be made by means of a take-over bid circular;

(b)	the take-over bid is made to all holders of voting shares as registered on the books of the Company, other than the offeror for all of the voting shares held by them;

(c)

the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)

the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)

the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of the waiver by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of voting shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate. It is not the intention of the Board to secure the continuance of existing directors or officers to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director. The proxy mechanism of the Business Corporations Act (British Columbia) is not affected by the Rights Plan Agreement, and a shareholder may use his, her or its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Amendment

The Company may, prior to the date of the Meeting, without the approval of the holders of Rights or common shares, supplement or amend the Rights Plan Agreement and may, after the date of the Meeting (provided the Rights Plan Agreement is ratified, confirmed and approved by shareholders at the Meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Rights Plan Agreement. The Company may make amendments to the Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect. However, the power of the Board to issue additional common shares or preferred shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of person seeking to obtain control of the Company. Specifically, the authorized preferred share capital is available for issuance from time to time at the discretion of the Board, without shareholder approval. The Notice of Articles and Articles grant the Board the authority, subject to the corporate law of British Columbia, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred shares. The rights of any future series of preferred shares could have an adverse effect on the holders of common shares by delaying or preventing a change of control, making removal of the present management more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of common shares.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by shareholders of the Company not later than September 21, 2006. The TSX also requires that such ratification be obtained. The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of common shares, without giving effect to any votes cast by (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares, and (ii) the associates, affiliates and insiders of such shareholders. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Text of Ordinary Resolution to Approve of Rights Plan

The ordinary resolution shareholders will be asked to approve at the Meeting is as follows:

BE IT RESOLVED THAT:

1.

the shareholder rights plan agreement dated as of March 21, 2006 between the Company and Computershare Investor Services Inc. be and is hereby ratified, confirmed and approved, and the Company is authorized to issue rights pursuant thereto;

2.	the actions of the directors and officers of the Company in executing and delivering the Shareholders Rights Plan Agreement be and the same are hereby ratified, confirmed, approved and authorized; and

3.

any one director or officer of the Company be and is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the said agreement.

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.viceroyexploration.com.

Financial information on the Company, including its audited financial statements for the fiscal year ended December 31, 2005 and the management discussion and analysis relating thereto, may be obtained by contacting the Company at:

Viceroy Exploration Ltd.
520-700 West Pender Street
Vancouver, BC V6C 1G8
Tel: 604-669-4777
Fax: 604-696-0212
Email: info@viceroyexploration.com

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 21st day of March, 2006.

ON BEHALF OF THE BOARD

“Patrick G. Downey”
PATRICK G. DOWNEY
President and Chief Executive Officer

Schedule A of Information Circular dated March 21, 2006

VICEROY EXPLORATION LTD.

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The mandate of the Board identifies the specific responsibilities of the Board. The Board guides the operations of the Company and management in compliance with corporate governance principles, the Company's constating documents, corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws. The Board also sets and oversees policies and standards including the corporate governance principles and guidelines set forth in this Mandate which promote the integrity of the Company and its officers and employees and protect the interests of shareholders.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies. The Board, with the assistance of the Corporate Governance & Nominating Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board and either chooses a director who is independent of management to serve as chair of the Board or appoints an independent lead director. On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. In addition, the independent members of the Board regularly meet separately from other members of the Board and management which helps to ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board’s strategic planning decisions are primarily based on information and recommendations provided by management. Prior approval of the directors of the Company is required for all material transactions in which the Company is involved including, without limitation, the acquisition and disposition by the Company of significant assets and properties, the issue of securities of the Company and the appointment of officers of the Company. At least quarterly, the Board reviews with management the Company’s projects, budgets, new opportunities, environmental issues and any other matters which may affect the Company’s strategic plans.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing the risks. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws. The Board also reviews the systems in place for managing business and compliance risks, including insurance coverage to determine their adequacy and insurability. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

Succession Planning

The Board, through the Compensation Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board's policy is to select individuals who have the required expertise and would therefore require a minimum of training in order to assume their role with the Company. Management is assigned the responsibility of training and advising the new person of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management. The Board is actively involved with the operations of the Company and therefore the performance of senior management is always under scrutiny.

Communication Policies

In order to ensure that communications with the investing public are timely, factual and broadly disseminated in accordance with all applicable legal and regulatory requirements, the Company maintains a Corporate Disclosure Policy, a copy of which is available upon request to the Corporate Secretary. The Board believes that its communications with shareholders and others interested in the Company are responsive and effective. The Company formally maintains communication with its shareholders and other interested parties through various channels, including annual and quarterly reports, news releases and statutory filings. Management is available to shareholders to respond to questions and concerns on a prompt basis. Information is also widely available at the Company’s website located at www.viceroyexploration.com. Shareholders may contact the Company via the website, by e-mail or by telephone.

Internal Control and Management Information Systems

The Audit Committee provides for review procedures for identifying and assessing key internal controls in order to ensure adequacy of internal accounting controls, audit procedures and adequacy of the Company’s MIS.

Corporate Governance Principles and Guidelines

The Corporate Governance & Nominating Committee has the responsibility for developing the Company’s approach to corporate governance matters, including the review and implementation of the corporate governance practices of the Company, and recommending any changes to the Board of Directors. They do so primarily by monitoring best practices among peer companies to ensure the Company continues to maintain high standards of corporate governance.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

Expectations and Responsibilities of Directors

The Board has adopted a set of guidelines for directors which sets forth the expectations and responsibilities of directors. The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations. Directors are required to advise the Lead Director prior to accepting a position on the Board of another company and to advise the Corporate Secretary of the Company of any changes by providing a copy of their Personal Information Form when updated or filed, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

EFFECTIVE DATE

This Mandate was implemented by the Board on December 20, 2005

Schedule B of Information Circular dated March 21, 2006

VICEROY EXPLORATION LTD.

Audit Committee Mandate & Charter

The responsibilities of the Audit Committee are as follows:

1.

Assisting the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

2.	Managing the relationship with the auditor with respect to:

	(a)	recommending nomination and compensation of the auditor;

	(b)	having the auditor report directly to the Audit Committee;

	(c)	overseeing the work of the auditor;

	(d)	pre-approving non-audit services.

3.	Reviewing with the auditors and management of the Company:

(a)

any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document;

(b)

the financial disclosure in each Annual Report and Management Discussion and Analysis of the Company which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;

	(c)	any proposed changes in accounting policy or practice including the proposed timing of adoption and the significance or materiality of the impact of such changes.

4.	Reviewing with management of the Company:

(a)

any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document;

(b)

the financial disclosure in each Quarterly Report and when applicable, Management Discussion and Analysis of the Company accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement; and

	(c)	the Company’s compliance with legal and regulatory requirements with respect to financial reporting;

	(d)	any proposed changes in accounting policy or practice including the proposed timing of adoption and the significance or materiality of the impact of such changes.

5.

Otherwise reviewing as required and reporting to the Board of Directors with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;

6.	Otherwise ensuring that no restrictions are placed by management on the scope of the auditor's review and examination of the Company's accounts;

7.	Ensuring the independence of and recommending to the Board of Directors the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting;

8.

Ensuring that methods are in place to allow any director, officer or employee to bring concerns to the attention of the Audit Committee and that those who do so are provided protection from any retaliatory action whatsoever. Mr. Robert Matthews, Chairman of the Audit Committee, has been designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly and appropriately;

9.	Reviewing on an annual basis the adequacy of this Mandate and Charter and revising as necessary with the approval of the Board of Directors; and

10.

Meeting regularly at such times and places, engaging such advisors at the expense of the Company and undertaking such interviews and inquiries as the Committee sees fit for the purpose of carrying out this Mandate and Charter.

Approved by the Board of Directors December 20, 2005.